TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES:

Data General Corporation reported net income of $4.7 million, or $.12 per share, on revenues of $327.6 million for its first quarter of fiscal 1996, which ended December 30, 1995. The first quarter revenues were 16 percent higher than last year's first quarter revenues of $282.2 million. Income from operations was $7.0 million, compared to a loss from operations of $9.4 million for the first quarter of 1995.

For the first quarter last year, the company reported net income of $24.2 million, or $.63 per share ($.59 per share assuming full dilution). The 1995 first quarter net income included a one-time, pre-tax gain of $44.5 million resulting from the settlement of litigation with Northrop Grumman Corporation.

We are encouraged by the results as the first quarter traditionally is not a strong period for us. Both our AViiON(R) server and CLARiiON(R) storage businesses turned in solid performances and our operating expenses were in line with our targeted goals. Operating expenses during the first quarter were 8 percent below those of last year's first quarter.

While the majority of our AViiON sales this quarter were from our Motorola based server line, we are very pleased with the reception by our customers to the first systems in our Intel based AViiON server line, which were introduced and began shipping during the quarter. With the confidence being shown in our AViiON product family by our customer base, we believe we are well positioned to see AViiON revenues grow as we continue to roll out new products during the year.

The new Intel based AViiON servers range from a powerful, eight-processor enterprise server, the AV 5800; to single- and dual-processor VAR and application workgroup servers, the AV 2000 and AV 3000.

In a recent test of its enterprise computing capabilities, an AV 5800 running Oracle7 Release 7.3, produced the best Transaction Processing Council Benchmark C (TPC-C) performance and price/performance results ever achieved on an Intel Processor based system.

To date, CLARiiON has been extrememly successful, growing from less than $10 million per quarter to more than $90 million in the quarter just ended. The results again strongly confirm our focus on providing leading-edge high availability and data integrity storage capabilities to the open enterprise. CLARiiON growth came from all our reseller channels:
Original Equipment Manufacturers (OEMs), private labelers and distributors. We do not expect that this extraordinary growth rate can be maintained. Moreover, since the bulk of this business is through OEM relationships, sales in any given period are very much subject to our customer's sales cycles and their inventory levels.

In January, our CLARiiON Business Unit and one of its key partners, Hewlett-Packard Company, announced the signing of an expanded agreement whereby HP will continue to OEM the CLARiiON line. During the past two years, several thousand CLARiiON systems have been shipped to Hewlett-Packard.

In addition, the CLARiiON unit has joined with Oracle Corporation and NEC Corporation to support a world-record-size commercial data warehouse. The three companies combined to demonstrate a 2.5-terabyte decision support solution at Oracle Open World, which was held in Japan.

Data General's financial position continues to be strong with cash and marketable securities of $175.3 million at the end of the first quarter.

The first quarter results are a solid reinforcement of our marketplace strategy. We believe we are well positioned with our AViiON line to capitalize on the industry's move to Intel as the dominant platform for mission-critical enterprise servers. As with any major product transition, we remain cautious for the short-term. However, with the steps we are taking to generate AViiON and CLARiiON revenues while controlling our costs, we are making progress toward our goal of sustained profitability.

Respectfully submitted,

Ronald L. Skates
President and Chief Executive Officer
February 9, 1996



ANNUAL MEETING HIGHLIGHTS

The Annual Meeting of Stockholders of Data General Corporation was held in Boston on January 31, 1996. Stockholders elected the following as directors:

Frederick R. Adler, Retired Senior Partner, Fulbright & Jaworski L.L.P., Attorneys at Law; Ferdinand Colloredo-Mansfeld, Chairman and Chief Executive Officer, Cabot Partners Limited Partnership; John G. McElwee, Retired Chairman and Chief Executive Officer, John Hancock Mutual Life Insurance Company; Ronald L. Skates, President and Chief Executive Officer, Data General Corporation; W. Nicholas Thorndike, Corporate Director and Trustee; Donald H. Trautlein, Retired, Chairman and Chief Executive Officer, Bethlehem Steel Corporation; and Richard L. Tucker, Managing Director, Trinity Investment Management Corporation.

In remarks to stockholders, Data General President and CEO Ronald L. Skates said, "Technology decisions we made in the late 1980s set the direction for our business today. We focused on designing servers for commercial business computing. We chose UNIX as the operating system that would be capable of handling high-end commercial applications for our customers. We specifically targeted the commercial market, not the technical market which characterized most UNIX vendors. We utilized symmetric multiprocessing to provide customers with highly efficient systems for running commercial applications. We made high availability a major differentiator in our systems and a key element of our marketing efforts. And we incorporated RAID storage technology to offer our customers the best option for managing their data.

"The open systems business model dictated an entirely different structure for Data General", said Skates as he described the changes that re-shaped Data General over the past several years. "Fundamentally, it meant changing our business model on the fly, and we think we have done that. In 1989, more than 90 percent of our product revenues came from our ECLIPSE MV family of proprietary minicomputers. In our most recent quarter, more than 95 percent of product revenues came from AViiON servers, CLARiiON storage systems, and PCs attached to open systems."

"To date, CLARiiON has been extremely successful, growing from less than $10 million per quarter to more than $90 million in the quarter just ended. We do not expect that this extraordinary growth rate can be maintained. Moreover, since the bulk of this business is through OEM relationships, sales in any given period are very much subject to our customers' sales cycles and their inventory levels. With this in mind, our focus today is not on quarterly sales but on year-to-year growth."

"The mission for Data General in 1996 is clear: we must grow AViiON revenues with our new Intel processor based servers; we must transition from the Motorola 88000 to Intel successfully; we must continue to grow our CLARiiON business; and we must keep costs in line. The challenge for Data General is to be consistently profitable in a fast changing and highly competitive industry. We believe that our strategy is on target and we are confident that Data General can implement this strategy in 1996."

The full text of remarks made by Mr. Skates is being sent to all stockholders and is also available electronically on the worldwide web (www.dg.com) or by calling 1-800-941-2382.


AMENDMENT TO SHAREHOLDER RIGHTS PLAN

The Corporation's Shareholder Rights Plan has been amended, in conjunction with the appointment of The Bank of New York as transfer agent for Data General's common stock, to appoint The Bank of New York as "Rights Agent" under and for the Plan, replacing Morgan Shareholder Services Trust Company in that capacity.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

                                                          Quarter Ended
                                                      ---------------------
                                                      Dec.  30,    Dec. 24,
in thousands, except net income per share                1995        1994
---------------------------------------------------------------------------
Revenue:

   Product   . . . . . . . . . . . . . . . . . . .    $227,654     $181,193
   Service   . . . . . . . . . . . . . . . . . . .      99,955      101,012
                                                      --------     --------
     Total revenue . . . . . . . . . . . . . . . .     327,609      282,205
                                                      --------     --------
Costs and expenses:
   Costs of product revenues . . . . . . . . . . .     156,712      119,458
   Costs of service revenues . . . . . . . . . . .      64,992       64,495
   Research and development  . . . . . . . . . . .      21,723       21,664
   Selling, general, and administrative. . . . . .      77,167       85,990
                                                      --------     --------
     Total costs and expenses  . . . . . . . . . .     320,594      291,607
                                                      --------     --------

Income (loss) from operations  . . . . . . . . . .       7,015       (9,402)

Interest income. . . . . . . . . . . . . . . . . .       2,144        2,192
Interest expense . . . . . . . . . . . . . . . . .       3,450        3,556
Other income, net  . . . . . . . . . . . . . . . .          --       41,972
                                                       -------     --------
Income before income taxes . . . . . . . . . . . .       5,709       31,206
Income tax provision . . . . . . . . . . . . . . .       1,000        7,000
                                                      --------     --------
Net income   . . . . . . . . . . . . . . . . . . .    $  4,709     $ 24,206
                                                      ========     ========
Primary net income per share:

Net income per share . . . . . . . . . . . . . . .       $0.12        $0.63
                                                         =====        =====
Weighted average shares outstanding  . . . . . . .      40,308       38,213

Net income per share assuming full dilution:
Net income per share . . . . . . . . . . . . . . .       $0.12        $0.59
                                                         =====        =====
Weighted average shares outstanding  . . . . . . .      40,308       44,795


No cash dividends have been declared or paid since inception.

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    (Unaudited)
                                                     Dec.  30,    Sept. 30,
dollars in thousands                                   1995          1995
---------------------------------------------------------------------------
Assets
Current Assets:
   Cash and temporary cash investments . . . . . . . $114,335      $117,201
   Marketable securities . . . . . . . . . . . . . .   60,991        71,617
   Receivables, net. . . . . . . . . . . . . . . . .  250,194       251,123
   Inventories . . . . . . . . . . . . . . . . . . .  144,012       124,145
   Other current assets  . . . . . . . . . . . . . .   25,246        27,399
                                                     --------      --------
      Total current assets . . . . . . . . . . . . .  594,778       591,485

Property, plant, and equipment, net. . . . . . . . .  174,637       174,914
Other assets . . . . . . . . . . . . . . . . . . . .   69,899        65,619
                                                     --------      --------
                                                     $839,314      $832,018
                                                     ========      ========
Liabilities and stockholders' equity
Current liabilities:
   Notes payable . . . . . . . . . . . . . . . . . .    2,040         2,033
   Accounts payable  . . . . . . . . . . . . . . . .  135,233       116,313
   Other current liabilities . . . . . . . . . . . .  236,021       251,880
                                                      -------       -------
      Total current liabilities. . . . . . . . . . .  373,294       370,226
                                                      -------       -------
Long-term debt . . . . . . . . . . . . . . . . . . .  152,034       153,457
                                                      -------       -------
Other liabilities. . . . . . . . . . . . . . . . . .   27,969        28,791
                                                      -------       -------

Stockholders' equity:
   Common stock:
      Outstanding -  38,185,000 shares at Dec.
      30, 1995 and 37,933,000 shares at Sept.
      30, 1995 (net of deferred compensation
      of $10,464 at Dec. 30, 1995
      and $9,588 at Sept. 30, 1995)  . . . . . . . .  449,011       446,762
Accumulated deficit. . . . . . . . . . . . . . . . . (158,917)     (163,626)
Cumulative translation adjustment. . . . . . . . . .   (4,077)       (3,592)
                                                      -------       -------
      Total stockholders' equity . . . . . . . . . .  286,017       279,544
                                                      -------       -------
                                                     $839,314      $832,018
                                                     ========      ========

The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.



DATA GENERAL CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

                                                       Quarter Ended
                                                --------------------------
                                                Dec.  30,         Dec. 24,
in thousands                                      1995              1994
--------------------------------------------------------------------------
Cash flows from operating activities:
   Net income  . . . . . . . . . . . . . . . .  $   4,709        $  24,206
   Adjustments to reconcile net
    income to net cash provided from
    operating activities:
      Depreciation . . . . . . . . . . . . . .     20,924           18,530
      Amortization of capitalized software
        development costs. . . . . . . . . . .      3,375            4,201
      Other non-cash items, net  . . . . . . .      3,905            5,834
      Change in operating assets and
        liabilities. . . . . . . . . . . . . .    (16,939)             205
         Net cash provided from                   -------          -------
          operating activities . . . . . . . .     15,974           52,976
                                                  -------          -------
Cash flows from investing activities:
   Expenditures for property, plant,
     and equipment   . . . . . . . . . . . . .    (23,497)         (23,680)
   Net proceeds from the sales of (purchases
     of) marketable securities . . . . . . . .     10,626          (43,595)
   Capitalized software development
     costs . . . . . . . . . . . . . . . . . .     (8,033)          (5,350)
   Other . . . . . . . . . . . . . . . . . . .      4,250             (600)
          Net cash used by investing              -------          -------
           activities  . . . . . . . . . . . .    (16,654)         (73,225)

 Cash flows from financing activities:
    Cash provided from stock plans . . . . . .      1,271              751
    Repayment of long-term debt  . . . . . . .     (3,000)          (2,700)
       Net cash used by financing                  ------           ------
         activities  . . . . . . . . . . . . .     (1,729)          (1,949)
                                                   ------           ------
Effect of foreign currency rate fluctuations
   on cash and temporary cash investments. . .       (457)          (1,077)
                                                   ------          -------
Decrease in cash and temporary cash
  investments  . . . . . . . . . . . . . . . .      (2,866)        (23,275)
Cash and temporary cash investments -
  beginning of period  . . . . . . . . . . . .      117,201        142,448
Cash and temporary cash investments -              --------       --------
  end of period  . . . . . . . . . . . . . . .     $114,335       $119,173
                                                   ========       ========
Supplemental disclosure of cash flow
  information:
   Interest paid . . . . . . . . . . . . . . .     $  4,944       $  5,054
   Income taxes paid . . . . . . . . . . . . .     $    379       $    883


The accompanying Notes to Condensed Consolidated Financial Statements are an integral part of these financial statements.


DATA GENERAL CORPORATION
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Note 1.  Consolidated Balance Sheet Details

                                                      Dec.  30,    Sept. 30,
in thousands                                            1995         1995
----------------------------------------------------------------------------
Inventories:
   Raw materials. . . . . . . . . . . . . . . . . .   $ 12,688     $  9,173
   Work in process  . . . . . . . . . . . . . . . .     45,235       28,309
   Finished systems . . . . . . . . . . . . . . . .     50,703       51,199
   Field engineering parts and components . . . . .     35,386       35,464
                                                      --------     --------
                                                      $144,012     $124,145
                                                      ========     ========
Property, plant, and equipment:
   Property, plant, and equipment . . . . . . . . .   $638,666     $635,000
   Accumulated depreciation . . . . . . . . . . . .   (464,029)    (460,086)
                                                      --------     --------
                                                      $174,637     $174,914
                                                      ========     ========

Note 2.  Letter of Credit and Reimbursement Agreement

On October 5, 1995, the company's $30 million unsecured letter of unsecured letter of credit facility with a group of banks was amended. This facility is available to secure issuance of letters of credit.
The current agreement has a duration of 364 days. The facility contains certain covenants including restriction on the sale or pledge of certain assets, the declaration of dividends, and the incurrence of other debt. At December 30, 1995 there were $11.0 million letters of credit secured by this facility.


Note 3.  Basis of Presentation

In March 1995, the Financial Accounting Standards Boards ("FASB") issued SFAS 121, "Accounting for Impairment for Long-Lived Assets and for Long-Lived Assets to be Disposed Of". In October 1995, the FASB issued SFAS
123, "Accounting for Stock-based Compensation". The company will implement SFAS 123 using the proforma disclosure method described in the pronouncement. SFAS 121 and 123 are effective for fiscal years beginning December 15, 1995. The company will implement these statements as required. The future adoption of SFAS 121 and 123 is not expected to have a material effect on the company's consolidated financial position or results of operations.
  In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation. The company's accounting policies are described in the Notes to Consolidated Financial Statements in the company's 1995 Annual Report. The results of operations for the quarter ended December 30, 1995 are not necessarily indicative of the results for the entire fiscal year.